Exhibit 99.1

Dear Shareholders,

We are pleased to inform you that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) of Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B 253360 (the “Company”) will be held on Friday, March 7, 2025 at 7 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg, for the purpose of, among others, amending its articles of association, as more fully described in the agenda of such meeting.

Enclosed with this mailing are the convening notice to the Extraordinary General Meeting as well as a form of proxy card to submit your votes in relation to such meeting.

Sincerely,

Mr. Alejandro Weinstein

Chairman of the Board of Directors

February 19, 2025

Procaps Group, S.A.

société anonyme

Registered office: 9, rue de Bitbourg, L-1273 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B 253360

(the “Company”)

CONVENING NOTICE TO THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MARCH 7, 2025 AT THE OFFICES OF ARENDT & MEDERNACH SA, 41A, AVENUE J.F. KENNEDY, L-2082 LUXEMBOURG, GRAND DUCHY OF LUXEMBOURG

Dear Shareholders,

The board of directors of the Company (the “Board of Directors” and each a “Director”) is pleased to invite you to attend an extraordinary general meeting of shareholders of the Company (the “Extraordinary General Meeting”) to be held on Friday, March 7, 2025 at 7 p.m. Luxembourg time at the offices of Arendt & Medernach SA, 41A, avenue J.F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg, for the purpose of, among others, amending its articles of association, as more fully described in the agenda set forth below.

I.	AGENDA OF THE EXTRAORDINARY GENERAL MEETING, PROPOSED RESOLUTIONS (AS APPLICABLE) AND RECOMMENDATIONS

The agenda of the Extraordinary General Meeting is as follows:

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of December 16, 2024.

No vote is required on this item of the agenda.

The Board of Directors submits to the Extraordinary General Meeting for acknowledgement the following (potential, as applicable) conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated articles of association of the Company as of December 16, 2024 (the “Articles”):

(1)	Approval of certain new funding arrangements for the benefit of the Company by certain shareholders of the Company together with certain related affiliated transactions carried out by the Company acting in its own name and on its own behalf or in its capacity as shareholder of affiliated entities.

It was reported in the November 27, 2024 minutes of the Board of Directors that Mr. Alberto Eguiguren Correa and Mr. Jose Minski had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	the additional funding provided to the Company in the form of up to two convertible notes, the first having a principal amount of USD 20,000,000 and the second having a principal amount of USD 20,000,000 (the “Convertible Notes”), convertible into (i) ordinary shares of the Company and (ii) a warrant to be issued by the Company, such convertible notes having been subscribed by Hoche Partners Pharma Holding S.A.;

ii.	the termination of the Company’s nomination agreement, dated as of September 29, 2021;

iii.	the letter agreement relating to the transfer, contribution and waiver of any claims held by Olvi Investment Limited against the Company under a junior unsecured subordinated promissory note in the principal amount of USD 5,000,000;

iv.	the letter agreement pursuant to which an affiliate of the majority controlling group, Originates, Inc., shall agree to discount, reduce and cancel USD 2,200,000 of accounts payable owed to it by Procaps, S.A.;

v.	the termination and release framework agreement and the mutual release and non-disparagement agreements, each entered into by and between, inter alia, certain shareholders of the Company and the Company;

vi.	certain transactions and transaction agreements connected to certain affiliated entities of the Company in Venezuela, including for instance, an intellectual property transfer agreement, a product supply agreement (Contrato Suministro de Productos), a pharmacovigilance agreement (Acuerdo de Farmacovigilancia) and a quality agreement (Acuerdo de Calidad).

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Jose Minski refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted by a majority vote of the directors present or represented at such meeting (the “Majority Requirement”).

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(2)	Consideration of certain non-binding offers from potential investors to provide additional funding to the Company.

It was reported in the December 11, 2024 minutes of the Board of Directors that Mr. Jose Minski and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussion and consideration of a non-binding proposal from a potential investor to provide funding to the Company; and

ii.	approval of continuing negotiations with potential third-party investors to be led by Mr. Jose Minski, preferably accompanied by Mr. David Yanovich, due to his experience in investment banking, on the best possible terms for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Jose Minski refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(3)	Consideration of certain non-binding offers from potential investors to provide additional funding to the Company and other matters.

It was reported in the January 31, 2025 minutes of the Board of Directors that Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions on granting Hoche Partners Pharma Holding S.A. (“Hoche”) most favored nation (MFN) status for the purpose of adjusting the conversion price of the Convertible Notes (and the exercise price of the warrant to be issued upon conversion of the Convertible Notes) to match the price at which other investors invest in the Company;

ii.	approval of negotiating with potential investors who submitted non-binding offers to provide funding to the Company, in order to attempt to reach a binding agreement, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company; and

iii.	approval of extending a formal outreach to all potential investors that participated in the capital raise process and that signed non-disclosure agreements.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(4)	Approval of general terms included in non-binding offers from potential investors to provide additional funding to the Company.

It was reported in the February 2, 2025 minutes of the Board of Directors that Mr. Alejandro Weinstein, Mr. Nicolas Weinstein and Mr. Alberto Eguiguren Correa had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions and approval of general terms (including economic terms) of non-binding offers from potential investors introduced by Hoche to provide additional funding to the Company, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company;

ii.	discussions and approval of general terms (including economic terms) of non-binding offer presented by another investor unrelated to the investors introduced by Hoche; and

iii.	discussions to authorise management and certain members of the board to have broad powers to negotiate the offers with the investors under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Nicolas Weinstein, and Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(5)	Approval of general terms included in subsequent non-binding offers from two potential investors to provide additional funding to the Company.

It was reported in the February 6, 2025 minutes of the Board of Directors that Mr. Alberto Eguiguren Correa acting in his own name and on behalf of Mr. Alejandro Weinstein had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussions and approval of general terms (including economic terms) of a second non-binding equity investment offer submitted by two potential investors aligned with Hoche, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company; and

ii.	discussion and vote on the approval any other investment offers that may be received from potential investors prior to the meeting of the Board of Directors, subject to the Company and such potential investors agreeing on definitive binding agreements under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa and Mr. Alejandro Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

(6)	Approval of potential offers from investors.

It was reported in the February 11, 2025 minutes of the Board of Directors that Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein had a potential conflict of interest of financial nature, conflicting with the one of the Company, in relation to the following matters:

i.	discussion and vote on the approval any other investment offers that may be received from potential investors prior to the meeting of the Board of Directors, subject to the Company and such investors agreeing on definitive binding agreements under the best possible conditions for the Company.

Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Alberto Eguiguren Correa, Mr. Alejandro Weinstein and Mr. Nicolas Weinstein refrained from taking part to the deliberations and from voting.

It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted in accordance with the Majority Requirement.

The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Confirmation of the mandate of Mr. Jorddy Antonio Perez Galindo in replacement of Mr. David Yanovich as of January 10, 2025 by way of co-option.

Draft resolution (Resolution I)

“The Extraordinary General Meeting resolves to confirm the mandate as member of the Board of Directors of Mr. Jorddy Antonio Perez Galindo, born on April 17, 1963 in Punta Arenas, Chile, residing at Las Rosas 12880 Depto 602 Torre A – Lo Barnechea, Santiago, Chile, in replacement of Mr. David Yanovich, with effect as of January 10, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. David Yanovich).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on January 10, 2025, the co-option (cooptation) of Mr. Jorddy Antonio Perez Galindo, born on April 17, 1963 in Punta Arenas, Chile, residing at Las Rosas 12880 Depto 602 Torre A – Lo Barnechea, Santiago, Chile, as member of the Board of Directors, in replacement of Mr. David Yanovich, with effect as of January 10, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. David Yanovich).

The Board of Directors recommends a vote FOR the confirmation of the mandate of Mr. Jorddy Antonio Perez Galindo in replacement of Mr. David Yanovich as of January 10, 2025 by way of co-option.

3.	Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Jose Minski as of January 17, 2025 by way of co-option.

Draft resolution (Resolution II)

“The Extraordinary General Meeting resolves to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti, born on August 31, 1956 in Genoa, Italy, residing at LOT Testaccio, 26-00153, Rome, Italy, in replacement of Mr. Jose Minski, with effect as of January 17, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Jose Minski).”

Recommendation

In accordance with article 441-2 of the Law and the provisions of articles 16.1 and 19.1 of the Articles, the Board of Directors approved on January 17, 2025, the co-option (cooptation) of Mr. Roberto Albisetti, born on August 31, 1956 in Genoa, Italy, residing at LOT Testaccio, 26-00153, Rome, Italy, as member of the Board of Directors, in replacement of Mr. Jose Minski, with effect as of January 17, 2025 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the fiscal year ended December 31, 2024 (which corresponds to the duration of mandate of Mr. Jose Minski).

The Board of Directors recommends a vote FOR the confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Jose Minski as of January 17, 2025 by way of co-option.

4.	Decision to:

(i)	increase the authorised share capital amount of the Company from its current amount of six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17) to an amount of twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17) and the related number of ordinary shares that may be issued in such respect from its current amount of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) to two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817);

(ii)	extend to the new authorised share capital amount the authorisation granted to the board of directors or the sole director (as applicable) of the Company by virtue of an extraordinary general meeting held on September 28, 2021 to carry out capital increases within the limit of the authorised capital of the Company, by removing or limiting the preferential subscription rights of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company;

(iii)	approve the report of the Board of Directors pursuant to article 420-26 of the Law relating to the possibility of the Board of Directors to remove or limit the preferential subscription right of the existing shareholders of the Company in case of issue against payment in cash of ordinary shares, warrants (which may be separate or attached to ordinary shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments, within the framework of the authorised share capital of the Company, such report being issued in connection with the contemplated increase of the authorised share capital amount of the Company and the related number of ordinary shares that may be issued in such respect and related extension under item (ii) above; and

(iv)	subsequently amend article 6.1 of the articles of association of the Company so that it shall read as follows:

“6.1 The authorised capital, excluding the share capital, is set at twenty-four million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 24,871,758.17), consisting of two billion four hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (2,487,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.”

Draft resolution (Resolution III)

The resolution is proposed to be identical to item 4. of the agenda.

Recommendation

The Board of Directors recommends a vote FOR the adoption of the above-described item.

5.	Delegation of powers.

Draft resolution (Resolution IV)

“The Extraordinary General Meeting resolves to authorise any Director and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Investor Services S.A., as well as any employee or clerk of the instrumenting Luxembourg notary, all professionally residing in the Grand Duchy of Luxembourg, each acting individually and with full power of substitution, to arrange (i) for any filing with the Luxembourg Trade and Companies Register that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.”

Recommendation

The Board of Directors recommends a vote FOR the above-described delegation of powers.

II.	AVAILABILITY OF THE DOCUMENTATION, ATTENDANCE AND VOTING PROCEDURE

A.	Available information and documentation

In accordance with Article 461-6 of the Law, as of February 19, 2025, shareholders may take notice at the Company’s registered office of the text of the proposed amendments to the articles of association of the Company and the draft of the resulting consolidated version of the articles of association.

Such document, as well as the report of the Board of Directors drawn-up in accordance with article 420-26 (5) of the Law, are also made available in the investors section of the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

B.	Quorum and majority requirements

Each of the items (save for items 1 and 4) to be voted on at the Extraordinary General Meeting would be adopted at a simple majority of votes validly cast that would vote in favour, regardless of the portion of the issued share capital of the Company represented at the Extraordinary General Meeting.

Item 4 to be voted on at the Extraordinary General Meeting would be adopted by at least two-thirds (2/3) of the votes validly cast at the Extraordinary General Meeting provided that a quorum of more than half of the Company’s share capital is present or represented at the Extraordinary General Meeting. If no quorum is reached for such item 4 at the Extraordinary General Meeting, a second extraordinary general meeting may be convened and resolutions shall be adopted, regardless of the quorum, by at least two-thirds (2/3) of the votes validly cast.

For the avoidance of doubt, item 1 of the agenda items does not require any votes from the shareholders of the Company.

C.	Requirements for participating in the Extraordinary General Meeting and exercising voting rights

The rights of any registered shareholder and of any holder of the Company’s shares held in the name of Cede & Co. on behalf of the Depository Trust and Clearing Corporation (“DTCC”) to participate in the Extraordinary General Meeting shall be determined with respect to the shares of the Company held by that holder on February 14, 2025, at 24:00 (midnight) Luxembourg time (the “Record Date”).

D.	Procedures for attending the Extraordinary General Meeting, voting by proxy, voting instruction and/or submitting votes

(a)	Submitting votes as a street name holder

Without prejudice to the possibility to attend the Extraordinary General Meeting in person (cf. section II. D. (c) below), holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to vote at the Extraordinary General Meeting should request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion.

To vote in the Extraordinary General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention in writing by mail or by e-mail via their custodian to the Company’s registrar and transfer agent, Continental Stock Transfer & Trust Company (“CST”) (the details of which are included in section II. F. (b) of this convening notice) at the latest on March 5, 2025 at 2:52 p.m. Luxembourg time (8:52 a.m. Eastern time) (cut-off date/time) (the “Cut-Off Date/Time”).

Holders of shares held through a brokerage account, should contact their broker to receive information on how to vote their shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

Votes must be received by CST (the details of which are included in section II. F. (b) of this convening notice), in writing by mail or by e-mail, no later than the Cut-Off Date/Time to be considered validly submitted.

(b)	Submitting votes as a registered shareholder

Without prejudice to the possibility to attend the Extraordinary General Meeting in person (cf. section II. D (c) below), holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who wish to participate and exercise their voting rights at the Extraordinary General Meeting can exercise their voting rights in one of the following manners:

●	Voting by Internet

Registered shareholders with shares registered directly in their names with CST will also be able to vote by Internet. If your shares are held in an account at a brokerage firm or bank participating in this program or registered directly in your name with CST you may vote those shares by accessing the Internet website address specified on your form of Proxy Card (as defined hereinafter) instead of completing and signing the Proxy Card itself. Submitting an Internet proxy will not affect your right to vote at the Extraordinary General Meeting should you decide to attend the Extraordinary General Meeting. The Internet voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions, and to confirm that shareholders’ instructions have been recorded properly. The deadline to vote by Internet is the Cut-Off Date/Time.

●	Proxy voting representative appointed by the Company

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Extraordinary General Meeting in person may appoint in a proxy card (a template form of which can be downloaded from the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents) (the “Proxy Card”) the Chairman of the Extraordinary General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A. as proxy voting representative appointed by the Company, each with full power of substitution, to participate in and vote at the Extraordinary General Meeting on their behalf. The proxy voting representative will be bound by the respective instructions of the shareholder provided in the Proxy Card prior to the Extraordinary General Meeting.

●	Proxy voting representative appointed by the shareholder

Holders of shares held by name directly in the books and records of the Company´s registrar and transfer agent, CST (i.e., other than through a brokerage account) who do not wish to attend the Extraordinary General Meeting in person may also appoint in the Proxy Card another natural or legal person who needs not to be a shareholder itself to attend and vote at the Extraordinary General Meeting on their behalf.

The proxyholder will have to identify himself on the date of the Extraordinary General Meeting by presenting a non-expired identity card or passport. Persons designated as a proxy must also bring the underlying, duly executed, Proxy Card to the Extraordinary General Meeting.

In case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to physically attend the Extraordinary General Meeting and vote at the Extraordinary General Meeting on behalf of such entity, must present evidence of their authority to attend and vote at the Extraordinary General Meeting by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Extraordinary General Meeting.

For the Extraordinary General Meeting to proceed in a timely and orderly manner, proxyholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Extraordinary General Meeting.

Proxy Cards must be received by CST no later than the Cut-Off Date/Time by way of one of the matters set forth in the Proxy Card to be considered validly submitted. Proxy Cards received after the Cut-Off Date/Time will not be considered validly received.

(c)	Attending the Extraordinary General Meeting in person

Notwithstanding sections II. D. (a) and II. D. (b) above, all shareholders wishing to participate and vote in person in the Extraordinary General Meeting shall notify the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), thereof at the latest at the Cut-Off Date/Time, in writing by mail or by e-mail. Shareholders who have not registered by the Cut-Off Date/Time are not entitled to attend the Extraordinary General Meeting in person.

In the case of ordinary shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Extraordinary General Meeting in person and vote at the Extraordinary General Meeting on behalf of such entity must present evidence of their authority to attend and vote at the Extraordinary General Meeting, by means of a proper document (such as a special power of attorney) issued by the entity represented. A copy of such power of attorney or other proper document should be filed no later than the Cut-Off Date/Time with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice), by mail or by e-mail. Such evidence of authority must also be presented at the Extraordinary General Meeting.

Any shareholder participating in the Extraordinary General Meeting in person shall carry proof of identity (in the form of a non-expired identity card or passport) at the Extraordinary General Meeting.

For the Extraordinary General Meeting to proceed in a timely and orderly manner, shareholders are requested to arrive on time. Cameras, cell phones, recording equipment and other electronic devices will not be permitted at the Extraordinary General Meeting.

Additional specific requirements for street name holders wishing to attend the Extraordinary General Meeting in person:

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) wishing to participate and vote directly at the Extraordinary General Meeting must request the nominee or broker that appears as the registered shareholder on the Record Date to issue a legal proxy which allows the beneficial owner to vote his or her shares directly. Such legal proxy must be filed no later than the Cut-Off Date by mail or by e-mail with the Company (the details of which are included in section II. F. (a) of this convening notice), with a copy to CST (the details of which are included in section II. F. (b) of this convening notice). Such legal proxy must also be presented at the Extraordinary General Meeting. Beneficial owners who do not have a legal proxy are not eligible to vote.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) should also request from their operator or depositary or sub-depositary a certificate certifying the number of ordinary shares recorded in their account on the Record Date or any other proof of detention of ownership in a form acceptable to the Company at its own and full discretion. To participate and vote in the Extraordinary General Meeting, such holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through DTCC) shall submit a copy of such certificate or other proof of detention via their custodian bank in writing by mail or by e-mail to CST (the details of which are included in section II. F. (b)of this convening notice), at the latest on the Cut-Off Date/Time. Such certificate of share ownership must also be presented at the Extraordinary General Meeting.

E.	Additional important information for shareholders

(a)	Transfer of shares after the Record Date

Shareholders are hereby informed that the participation in and the exercise of voting rights at the Extraordinary General Meeting is exclusively reserved to such persons that were holders of ordinary shares of the Company on the Record Date and who have adhered to the voting instruction set out in this convening notice. Any transferee having become a shareholder of the Company between the Record Date and the date of the Extraordinary General Meeting cannot attend or vote at the Extraordinary General Meeting.

(b)	Data protection

The Company, as data controller, undertakes to collect, store and process any personal data in accordance with (i) the provisions of any data protection law applicable in Luxembourg and the EU Regulation n°2016/679 of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data and (ii) the privacy notice available on the Company’s website https://investor.procapsgroup.com, under Governance, at Governance Documents (https://investor.procapsgroup.com/governance/governance-documents).

F.	Contact details

(a)	The contact details of the Company are as follows:

Procaps Group, S.A.

9, rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

R.C.S. Luxembourg B 253360

Attention: Melissa Angelini

Email: ir@procapsgroup.com

(b)	The contact details of CST are as follows:

Continental Stock Transfer

1 State Street - SC-1

New York, NY 10004-1561

Attn: Proxy Services

Phone number: +1 917-262-2373

Email: proxy@continentalstock.com

February 19, 2025

Mr. Alejandro Weinstein

Chairman of the Board of Directors